ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe (617) 951 7801 brian.mccabe@ropesgray.com

March 1, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Attention: Anu Dubey

Re:	Pax World Funds Series Trust I (the “Registrant”) - File No. 811-02064

Dear Ms. Dubey,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 27, 2016 in connection with Post-Effective Amendment No. 78 to the above-referenced registration statement on Form N-1A, filed with the Commission on December 15, 2015 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Pax World Mid Cap Fund (the “Fund”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

1. Comment. Please explain why the use of the term “World” in the name of the Fund is consistent with Rule 35d-1.

Response. The word “World” has been removed from the name of the Fund. The new name of the Fund is “Pax Mid Cap Fund”.

2. Comment. For clarity, please consider revising the Shareholder Fees table and the Annual Fund Operating Expenses table so that there is a separate column for each share class.

Response. The requested change has been made.

3. Comment. If the contractual agreement to reimburse expenses is embodied in a document separate from the prospectus, please confirm that it will be filed as an exhibit to the Registration Statement.

Response. The contractual agreement to reimburse expenses is not memorialized in a written agreement separate from the prospectus disclosure.

4. Comment. If the Fund’s investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of that ability in footnote three to the Annual Fund Operating Expenses table.

Response. No reimbursed expenses may be recouped.

5. Comment. In order to reflect contractual expense reimbursement arrangements in the Fund’s Annual Fund Operating Expenses table, the contractual reimbursement obligation must extend for at least one year. Accordingly, please either revise the table to indicate that the contractual reimbursement obligation extends to at least March 1, 2017, if accurate, or remove the rows of the table reflecting the contractual reimbursement obligation and the Fund’s annual operating expenses net of such reimbursements.

Response. The requested change has been made and the Fund’s Annual Fund Operating Expenses table has been revised accordingly.

6. Comment. In the explanation of the Fund’s 80% policy in the Principal Investment Strategies, there is a parenthetical reference to convertible securities. Please confirm whether those convertible securities include contingent convertible securities (i.e., convertible securities issued by European banks that are convertible only at the option of the banks and not the Fund). If so, specifically reference contingent convertible securities in the Fund’s Principal Investment Strategies and include relevant risk disclosure.

Response. The Registrant confirms that investment in contingent convertible securities is not a principal investment strategy of the Fund.

7. Comment. Please disclose that a convertible security is only counted as an equity security for purposes of the 80% policy if the convertible security is “in the money” at the time of investment.

Response. The Registrant has added to the Statement of Additional Information disclosure that a convertible security is only counted as an equity security for purposes of the 80% policy if the convertible security is “in the money” at the time of investment.

8. Comment. In the second paragraph of the Principal Investment Strategies, the range of market capitalizations of companies in the Russell Midcap Index is described as of April 7, 2015. Please explain why that date is used.

Response. The capitalization range of the Russell Midcap Index has been updated through December 31, 2015.

9. Comment. In the third paragraph of the Principal Investment Strategies, please describe any specific sectors in which the Fund intends to make concentrated investments. If there are such specific sectors, please disclose them in the Principal Investment Strategies and disclose any associated risks in the Prospectus. Even if there are no such specific sectors, consider disclosing the risks associated with investing in specific sectors generally.

Response. The Fund does not presently intend to concentrate its investments in any particular sectors. In response to your comment, the Fund has added the following sentence at the end of “Principal Risks – Market Risk”:

“To the extent the Fund concentrates its investments in one or more specific sectors, countries or regions, the Fund will be subject to the risks associated with such sector(s), country(ies) or region(s) to a greater extent than would be a more broadly diversified fund.”

10. Comment. If investing in emerging markets securities is a principal investment strategy of the Fund, please disclose this strategy in the Principal Investment Strategies. If it is not a principal investment strategy, then please explain why there is risk disclosure in the Prospectus relating to emerging market securities.

Response. The risk disclosure relating to emerging market securities has been removed from the Principal Risks section.

11. Comment. Please consider including risk disclosure regarding focused investment in a single country or geographic region, as the fourth paragraph of the Principal Investment Strategies states that the Fund may focus investment in a single country or geographic region. If the Fund is going to be invested in specific countries from the outset, then consider disclosing those countries and including associated risk disclosure.

Response. The requested change has been made. Please see the response to Comment #9 above.

12. Comment. The final paragraph of the Principal Investment Strategies states that the Fund may utilize derivatives. If derivatives are counted for purposes of the 80% policy, please confirm that they are valued based on market value rather than notional value.

Response. The Registrant confirms that, in monitoring the Fund’s compliance with its 80% policy, the Fund will consider derivatives investments using their market value.

13. Comment. If the Fund intends to utilize derivatives to hedge currency risk, please disclose that intention.

Response. The Registrant notes that the Principal Investment Strategies section already includes the following disclosure:

“The Mid Cap Fund may utilize derivatives, including but not limited to repurchase agreements, foreign currency exchange contracts, options and futures contracts, for hedging and for investment purposes.”

14. Comment. Given that European Investment Risk is listed as a principal risk, please consider referencing European investments in the Principal Investment Strategies.

Response. The risk disclosure relating to European Investment Risk has been removed from the Principal Risks section.

15. Comment. Given that U.S. Government Securities Risk is listed as a principal risk, please consider referencing U.S. Government securities in the Principal Investment Strategies and explain how the Fund will utilize such investments.

Response. The risk disclosure relating to U.S. Government Securities Risk has been removed from the Principal Risks section.

16. Comment. Please consider elaborating in the Principal Investment Strategies on how the investment adviser considers ESG criteria in identifying investments for the Fund.

Response. The Registrant believes that the current description of the role of ESG criteria in its investment process is adequately disclosed in the Principal Investment Strategies section, but notes that the prospectus includes a more detailed explanation of its ESG criteria in the Sustainable Investing section of the prospectus.

17. Comment. Given that the section entitled “Pax Sustainability/ESG (Environmental, Social and Governance) Criteria” states that the Fund may invest in ETFs, please explain whether ETFs are counted as equities for purposes of the Fund’s 80% test. If so, mention that fact in the 80% policy and confirm that only ETFs that invest substantially all of their assets in mid cap equities are counted. Please also consider whether there should be a row in the fee table for acquired fund fees.

Response. In monitoring compliance with its 80% test, the Registrant intends to count investments in ETFs that invest primarily in equity securities as equity securities. However, the Registrant does not intend to add additional disclosure to its prospectus regarding its 80% test.

Statement of Additional Information

19. Comment. Please include the items required by Item 14(a)(3)(iii) on the cover page of the SAI.

Response. In response to your comment, the underlined text has been added to the cover page of the SAI:

“Copies of the Funds’ Prospectuses and annual and semiannual reports, which are incorporated by reference herein, may be obtained, without charge, by writing to Pax World at 30 Penhallow Street, Suite 400, Portsmouth, NH 03801, telephoning Pax World at 800-767-1729 (toll free), visiting the Pax World website at www.paxworld.com or visiting the Securities and Exchange Commission’s website at www.sec.gov.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe